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                            April 10, 2024

       J. Michael Daniel
       Senior Vice President and Chief Financial Officer
       Bassett Furniture Industries Inc.
       3525 Fairystone Park Highway
       Bassett, Virginia 24055

                                                        Re: Bassett Furniture
Industries Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 25, 2023
                                                            Filed January 25,
2024
                                                            File No. 000-00209

       Dear J. Michael Daniel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended November 25, 2023

       19. Segment Information, page 58

   1. We note your disclosures regarding your new reportable segment "Corporate and other"
                                                        on pages 3, 14, and 58
which includes other business activities that you aggregate with your other
insignificant operating segment. We further note your disclosure that Noa
                                                        Home does not meet the
requirements to be a separate reportable segment. Please tell us how you concluded these
corporate business activities are a reportable segment under
                                                        ASC 280-10-50-1 and
that also qualifies for aggregation. Additionally, refer to the guidance in ASC
280-10-55-3 and 4.
   2. We note your reconciliation of income (loss) from continuing operations to consolidated income (loss) from
operations. Please revise to reconcile the total of the reportable
                                                        segments    measures of
profit or loss to consolidated income before income taxes,
                                                        extraordinary items,
and discontinued operations. Refer to ASC 280-10-50-30b and ASC
                                                        280-10-55-49.
 J. Michael Daniel
Bassett Furniture Industries Inc.
April 10, 2024
Page 2
General

3. We note your 2023 Annual Report to Security Holders filed on February 5, 2024. We further note your disclosures of several non-GAAP financial measures including adjusted income from operations, adjusted net income, and adjusted diluted income per share.
         Please revise in future filings to comply with all non-GAAP rules, including, but not limited to, a reconciliation to the most directly comparable GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.



FirstName LastNameJ. Michael Daniel                         Sincerely,
Comapany NameBassett Furniture Industries Inc.
                                                            Division of
Corporation Finance
April 10, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName